Filed by: First Commonwealth Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pittsburgh Financial Corp.
Commission File No.: 000-27522

NEWS RELEASE

To:	All Area News Agencies	For More Information Contact:

From:	First Commonwealth Financial Corporation	John J. Dolan, Executive Vice President and Chief Financial Officer
First Commonwealth Financial Corporation
Date:	August 8, 2003	(724) 349-7220

Michael J. Kirk, Executive Vice President and Chief Financial Officer
Pittsburgh Financial Corp.
(724) 933-4509 Ext. 217

FIRST COMMONWEALTH TO ACQUIRE PITTSBURGH FINANCIAL CORP.

INDIANA, PA - First Commonwealth Financial Corporation (NYSE:FCF) the holding company for First Commonwealth Bank, and Pittsburgh Financial Corp. (NASDAQ:PHFC), the parent company for BankPittsburgh, announced today the execution of a definitive agreement under which Pittsburgh Financial Corp. and BankPittsburgh would merge into First Commonwealth Financial Corporation and First Commonwealth Bank, respectively.  Under terms of the agreement, the shareholders of Pittsburgh Financial Corp. (PFC) can elect to receive $20.00 in cash or an equivalent value of First Commonwealth common stock for each PFC share owned, subject to proration as provided in the definitive agreement to ensure that 40% of the aggregate merger consideration will be paid in cash and 60% in the First Commonwealth common stock.

The definitive agreement was unanimously approved by the Board of Directors of both organizations.  The transaction is subject to all required regulatory approvals and the approval by PFC shareholders.  The transaction is expected to be completed by the end of 2003.  First Commonwealth believes that the transaction will be immediately accretive to earnings.

Joseph E. O'Dell, President and Chief Executive Officer of First Commonwealth, stated, "We are excited with the opportunity to work with the people of BankPittsburgh in further expanding our presence in the Pittsburgh market.  The BankPittsburgh markets are in line with our in-market growth strategy and the results of the transaction will provide economic synergies."

J. Ardie "Butch" Dillen, Chairman, President and Chief Executive Officer of Pittsburgh Financial Corp., stated, "We believe that this transaction will not only enhance our shareholders' value, but also substantially improve our ability to serve our customers while expanding career opportunities for our employees.  We consider this a win-win arrangement for all of our constituencies and we are pleased to be joining one of the premier financial services companies in Pennsylvania."

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First Commonwealth Financial Corporation, headquartered in Indiana, Pennsylvania, is a $4.8 billion bank holding company offering a full array of financial services, operating through First Commonwealth Bank in 18 counties in western and central Pennsylvania.  Financial services and insurance products are also provided through First Commonwealth Trust Company, First Commonwealth Financial Advisors, and First Commonwealth Insurance Agency.  Data processing and support services are offered through First Commonwealth Systems Corporation and First Commonwealth Professional Resources, Inc.

Pittsburgh Financial Corp. is the parent company of BankPittsburgh with total assets of $376 million, deposits of $182 million, and equity of nearly $23 million at June 30, 2003.  Bank Pittsburgh has seven full service offices in Allegheny (6) and Butler (1) Counties and one loan production office in downtown Pittsburgh.  It also offers residential and commercial mortgage settlement services through Pinnacle Settlement Group LLC, an 80% owned subsidiary.

The proposed merger will be submitted to PFC's shareholders for their consideration.  First Commonwealth and PFC will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.  BEFORE MAKING ANY DECISION REGARDING THE MERGER, SHAREHOLDERS OF PFC are urged to read the registration statement and the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information.  You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Commonwealth and PFC, at the SEC's Internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to the Secretary of First Commonwealth, First Commonwealth Financial Corporation, Old Courthouse Square, 22 North Sixth Street, P.O. Box 400, Indiana, PA 15701-0400, (724) 349-7220, or to the Secretary of PFC, Pittsburgh Financial Corp., 1001 Village Run Road, Wexford, PA 15090, (724) 933-4509.

PFC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PFC in connection with the merger.  Information about the directors and executive officers of PFC and their ownership of PFC common stock is set forth in the proxy statement, dated December 23, 2002, for PFC's 2002 annual meeting of shareholders, as filed with the SEC on a Schedule 14A.  Additional information about the interests of those participants may be obtained from reading the definitive proxy statement/prospectus regarding the proposed merger when it becomes available.

Statements contained in this press release that are not historical facts are forward looking statements as that item is defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from estimates results.  Such risks and uncertainties are detailed in First Commonwealth's filings with the Securities and Exchange Commission.

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Transaction Summary

Purchase Price per Share	$20.00 in cash or shares of First Commonwealth common stock (based on the average closing price on the NYSE for the 10 trading days ending on the third business day before the closing date)
Aggregate Consideration	40% cash and 60% First Commonwealth common stock
Market Premium	25%
Aggregate Transaction Value	$28.4 million
Anticipated Closing	On or before December 31, 2003
Anticipated Transaction Cost	$2.3 million (includes anticipated restructuring charges)
Anticipated Cost Savings	$1.3 million (15%)
Required Approvals	Federal Reserve Board, Pittsburgh Financial Corp. shareholders, FDIC, and Pennsylvania Dept. of Banking

Strategic Rationale

In-Market Geographic Expansion

Improves Pittsburgh area and Butler County presence
Consistency in markets and demographics

Market Synergies

Commercial lending expansion
Trust, insurance, and financial planning services will be available to a wider range of customers
Risk management strength of FCF will be extended to larger entity

Financial Impact Favorable

Immediately accretive to GAAP and cash earnings
Expected cost efficiencies in operations
Leverage capital base
Increased dividend to PHFC shareholders (144%) (based on First Commonwealth's historical dividend yield)

Advisor to PFC

Sandler O'Neill & Partners, L.P.

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